February 17, 2009

Lynn Dicker
Reviewing Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:           Quick-Med Technologies, Inc.
           Form 10-KSB for the fiscal year ended June 30, 2008
Form 10-Q for the quarter ended September 30, 2008
File No. 0-27545

Dear Mr. Dicker:

We are in receipt of your comment letter dated February 3, 2009 via facsimile regarding your review of our filed Form 10-KSB for the fiscal year ended June 30, 2008 and Form 10-Q for the quarter ended September 30, 2008.

We appreciate your comments on our filings and have reviewed them.  Set forth below are our responses.

We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with our response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the fiscal year ended June 30, 2008

Item 8A. Control and Procedures

1.
We note your statement that “… any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…”  Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response:  We will revise our statement on Evaluation of Disclosure Controls and Procedures in our future filings that to state, if true, that the disclosure controls and procedures are effective at a reasonable level in accordance with Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Periodic Reports, SEC Release No. 33-8238.

Lynn Dicker
Corporate Finance Division
Securities and Exchange Commission
February 17, 2009

2.
We also note your disclosure that your “disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.”  Please review Future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  Alternatively, you may revise future filings to remove the language that is included after the word “effective”, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.

Response: The language after the word “effective” will be removed in the future filings as they were inadvertently included.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies

3.
We note that you derive revenues from several sources.  For each material source of revenue, please revise future filings to describe the significant terms and conditions of the contract that affect revenue recognition under U.S. GAAP.  For example revise future filings to:

a.	Clarify the event that must occur for royalty revenues to accrue.
b.	For those contracts in which you recognize revenues on a on a pro rata basis over the contract term, clarify why it is appropriate to do so.
c.	Explain how you assess completion for those projects in which you recognize revenues as work is completed.
d.	For multiple element arrangements, explain how contract revenue is allocated among the elements and the basis for your accounting in accordance with EITF 00-21.

Response: For each material source of revenue, we will expand our explanations of the terms and conditions of the contract that affect revenue recognition under US GAAP in our future filings.

Recently Issued Accounting Pronouncements

4.
We note that as of June 30, 2008, you were assessing the impact of FIN 48.  Given that FIN 48 was effective for you beginning July 1, 2007, please confirm, if true, that you did apply FIN 48 in your June 30, 2008 financial statements and that its application did not materially affect your financial statements.

Response:  We confirm that the Company applied FIN 48 in its June 30, 2008 financial statements and its application did not materially affect its financial statements.

Note 8 – Stock Options and Warrants

5.	We note your disclosures regarding the assumptions you used in determining the fair value of your stock options and warrants. Please address the following:

a.
It is unclear as to whether your valuation assumptions relate to the fiscal year end June 30, 2008 or are presented on a combined basis for the fiscal years ended June 30, 2007 and 2008.  Please revise future filings to separately present your valuation assumptions for each year in which you present an income statement.  Refer to paragraph A240(e) of SFAS 123R.

Response:  In our future filings, we will separately present our valuation assumptions for each year in which we present an income statement in accordance with paragraph A240(e) of SFAS 123R.

b.
Additionally we note your use of “other factors” in determining the expected volatility of your common stock.  Tell us and revise future filings to disclose the other factors you relied on, in determining the expected volatility of your stock.  Explain how the use of these factors is consistent with SFAS 123R and SAB Topic 14D.

Response: In determining the expected volatility of our common stock, the Company did not use “other factors”.  The wordings were inadvertently included.  In our future filings, these wordings will be removed.

Lynn Dicker
Corporate Finance Division
Securities and Exchange Commission
February 17, 2009

Form 10-Q for the quarter ended September 30, 2008

Notes to Financial Statements, page 5

6.
Please note that SFAS 157 was effective for you beginning July 1, 2008.  Please revise future filings and provide us with the disclosures required by paragraphs 32-35 and 39 of SFAS 157 for all of your financial assets and liabilities, including your convertible notes.

Response:  We will include the disclosures required by SFAS 157 for all the financial assets and liabilities in our future filings.

Below are the planned disclosures of  the fair value of the Company’s financial assets and liabilities.
Significant Accounting Policies

Fair Value Measurements

During the first quarter of fiscal year 2009, the Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements”, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in various other accounting pronouncements. The adoption of SFAS No. 157 did not have a material effect on the Company’s financial condition or operating results.

SFAS No. 157 establishes a hierarchy for information and valuations used in measuring fair value, which is broken down into three levels. Level 1 valuations are based on quoted prices in active markets for identical assets or liabilities. Level 2 valuations are based on inputs, other than quoted prices included within Level 1, that are observable, either directly or indirectly. Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

The Company also adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, during the first quarter of fiscal year 2009. SFAS No. 159 allows companies to choose to measure eligible financial instruments and certain other items at fair value that are not required to be measured at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each reporting date. The Company adopted SFAS No. 159 but has not elected the fair value option for any eligible financial instruments as of July 1, 2008.

Note X – Fair Value Measurements

As discussed in Note 2, “Summary of Significant Accounting Policies,” the Company adopted SFAS No. 157 for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

SFAS No. 157 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. SFAS No. 157 establishes and prioritizes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2008:

	Carrying Value	Level 1	Level 2	Level 3
Financial Assets
Cash Equivalents	$xx,xxx	$xx,xxx
Total financial assets	$xx,xxx

Cash Equivalents

        The Company's cash equivalents include short-term investments, which are money market funds. Since these are short-term highly liquid investments with original maturities of three months or less at the date of purchase, they present negligible risk of changes in value due to changes in interest rates. These short-term investments are recorded at fair value on the Company's balance sheet based on quoted market prices and observable market inputs.

Convertible Notes Payable

As fully described in Note XX, the Company’s convertible notes payable are long-term debts with fixed interest rates and the conversion rates at market at the time the funds were received.  In addition, most of these notes are collateralized by the Company’s assets and revenues.  Further, the debt holders are major shareholders and an officer. The Company is in a start up phase. The Company estimates the fair value of the convertible notes for disclosure purposes by discounting the future cash flows using rates of debts that management believes are similar in terms and maturity.

Lynn Dicker
Corporate Finance Division
Securities and Exchange Commission
February 17, 2009

Exhibits 31.1 and 31.2

7.
We note that the certifications filed as Exhibits 31.1 and 31.2 were not filed in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  For example we note that the certifications did not include the introductory language in paragraph 4 and 4(b) even though the transition period for these omissions has ended.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect.  Accordingly, please file an amendment to your Form 10-Q that includes the cover page, an explanatory note, the signature page and paragraphs 1, 2, 4 and 5 of the certifications of each of your current CEO and CFO as set forth in Item 601(b)(31) of Regulation S-K.

Response:  Amended Form 10Q/A for the quarter period ended September 30, 2008 and SOX certifications have been filed.

We hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff disclosures do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments on our filings and assistance.

Sincerely,

/s/ Nam H. Nguyen

Nam H. Nguyen
Chief Financial Officer